                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-9C-3

                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                For the Quarterly Period Ended December 31, 2001

                                  POWERGEN PLC
                          POWERGEN US HOLDINGS LIMITED
                             POWERGEN US INVESTMENTS
                              ERGON US INVESTMENTS
                            POWERGEN LUXEMBOURG SARL
                        POWERGEN LUXEMBOURG HOLDINGS SARL
                      POWERGEN LUXEMBOURG INVESTMENTS SARL
                          POWERGEN US INVESTMENTS CORP.

                      (Name of Registered Holding Company)

                                  Powergen plc
                                    CityPoint
                               1 Ropemaker Street
                                London, EC2Y 9HT
                                 United Kingdom

                    (Address of Principal Executives Offices)

            Inquiries concerning this Form U-9C-3 may be directed to:

                                Mr. David Jackson
                      Company Secretary and General Counsel
                                  Powergen plc
                                    CityPoint
                               1 Ropemaker Street
                                London, EC2Y 9HT
                                 United Kingdom

                                  POWERGEN PLC

                                   FORM U-9C-3
                     For the Quarter Ended December 31, 2001

                                Table of Contents

       Item 1.   -    ORGANIZATION CHART......................................................1

       Item 2.   -    ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS..........2

       Item 3.   -    ASSOCIATED TRANSACTIONS.................................................3

       Item 4.   -    SUMMARY OF AGGREGATE INVESTMENT.........................................9

       Item 5.   -    OTHER INVESTMENTS......................................................11

       Item 6.   -    FINANCIAL STATEMENTS AND EXHIBITS......................................12

This report covers the quarter ended December 31, 2001.

Item 1. - ORGANIZATION CHART

                              Energy or                                          Percentage of
                             Gas-related     Date of      State/Country of          Voting
Name of Reporting Company      Company     Organization     Organization        Securities Held     Nature of Business
-------------------------      -------     ------------     ------------        ---------------     ------------------

Omitted for the fourth quarter of the fiscal year pursuant to instructions for
Item 1.

Item 2.- ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                           Principal                            Person to Whom                        Consideration
       Company        Type of Security     Amount of    Issue or  Cost of        Security was     Collateral Given    Received for
  Issuing Security         Issued          Security     Renewal   Capital           Issued          With Security     Each Security
  -----------------        ------          --------     -------   --------          ------          -------------     -------------
                      Intercompany
  LG&E Capital Corp.       loan          $31,377,000*     ---       ---       Due to affiliates          ---               ---

    LG&E Energy        Intercompany
    Marketing Inc.         loan          $ 8,267,000*     ---       ---       Due to affiliates          ---               ---

  * Reflects net change in intercompany loans during the reporting period.

  With respect to transactions with an associate company:

                  Company                         Company                        Amount of
            Contributing Capital             Receiving Capital              Capital Contribution
            --------------------             -----------------              --------------------
                   None.

Item 3.- ASSOCIATED TRANSACTIONS

Part I.- Transactions Performed by Reporting Companies on behalf of Associate Companies.

------------------------------------------------------------------------------------------------------------------------------------
  REPORTING COMPANY       ASSOCIATE COMPANY           TYPES OF SERVICES         DIRECT COSTS  INDIRECT COSTS   COST OF  TOTAL AMOUNT
  RENDERING SERVICES      RECEIVING SERVICES               RENDERED               CHARGED        CHARGED       CAPITAL     BILLED
------------------------------------------------------------------------------------------------------------------------------------
Enertech                Services company              Miscellaneous services      1,529,802                                1,529,802
------------------------------------------------------------------------------------------------------------------------------------
Enertech                LG&E Utility                  Labor related                   1,612                                    1,612
------------------------------------------------------------------------------------------------------------------------------------
Enertech                Kentucky Utilities            Labor related                     259                                      259
------------------------------------------------------------------------------------------------------------------------------------
Home Services           Services company              Miscellaneous services         10,203                                   10,203
------------------------------------------------------------------------------------------------------------------------------------
Home Services           LG&E Utility                  Miscellaneous services        128,914                                  128,914
------------------------------------------------------------------------------------------------------------------------------------
Home Services           LEC                           Miscellaneous services      1,308,374                                1,308,374
------------------------------------------------------------------------------------------------------------------------------------
Home Services           Kentucky Utilities            Miscellaneous services         70,592                                   70,592
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power Development Inc.   Convenience payments              961                                      961
------------------------------------------------------------------------------------------------------------------------------------
                                                      Miscellaneous services          3,964                                    3,964
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power Services LLC       Miscellaneous services        473,494                                  473,494
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power Operations Inc.    Labor related                  68,560                                   68,560
------------------------------------------------------------------------------------------------------------------------------------
                                                      Convenience payments            1,363                                    1,363
------------------------------------------------------------------------------------------------------------------------------------
                                                      Miscellaneous services        443,384                                  443,384
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power Monroe LLC         Miscellaneous services          8,075                                    8,075
------------------------------------------------------------------------------------------------------------------------------------
                                                      Convenience payments              376                                      376
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         Llano Gathering Inc.          Miscellaneous services        455,188                                  455,188
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         WKEC                          Labor related                  78,872                                   78,872
------------------------------------------------------------------------------------------------------------------------------------
                                                      Miscellaneous services          6,071                                    6,071
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power Engineers &        Miscellaneous services         14,094                                   14,094
                        Constructors Inc.
------------------------------------------------------------------------------------------------------------------------------------
                                                      Convenience payments          600,000                                  600,000
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         Ultraclean Incorporated       Miscellaneous services          3,200                                    3,200
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power 11 Incorporated    Miscellaneous services          1,600                                    1,600
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power 12 Incorporated    Miscellaneous services          1,600                                    1,600
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power 13 Incorporated    Miscellaneous services          1,600                                    1,600
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  REPORTING COMPANY       ASSOCIATE COMPANY           TYPES OF SERVICES         DIRECT COSTS  INDIRECT COSTS   COST OF  TOTAL AMOUNT
  RENDERING SERVICES      RECEIVING SERVICES              RENDERED                 CHARGED       CHARGED       CAPITAL     BILLED
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power 14 Incorporated    Miscellaneous services          1,600                                   1,600
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Southampton              Miscellaneous services          1,600                                   1,600
                        Incorporated
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Altavista L.P.           Miscellaneous services          1,600                                   1,600
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Hopewell Incorporated    Miscellaneous services          1,600                                   1,600
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power 16 Incorporated    Miscellaneous services          1,600                                   1,600
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power 6 Incorporated     Miscellaneous services          1,600                                   1,600
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power Roanoke            Miscellaneous services          1,600                                   1,600
                        Incorporated
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power 21 Wind            Miscellaneous services          1,600                                   1,600
                        Incorporated
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power 21 L.P.            Miscellaneous services          1,600                                   1,600
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power 29 Incorporated    Miscellaneous services          1,600                                   1,600
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Erie Partners            Miscellaneous services          1,600                                   1,600
                        Incorporated
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power 31 Incorporated    Miscellaneous services          1,600                                   1,600
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.         LG&E Power 31 Wind            Miscellaneous services          1,600                                   1,600
                        Incorporated
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Services LLC LG&E Power Inc.               Labor related                  18,702                                  18,702
------------------------------------------------------------------------------------------------------------------------------------
                                                      Convenience payments            4,944                                   4,944
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Services LLC LG&E Power Development Inc.   Miscellaneous services            870                                     870
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Services LLC LG&E Power Operations Inc.    Miscellaneous services          4,063                                   4,063
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations   LG&E Power Development Inc.   Labor related                  16,230                                  16,230
------------------------------------------------------------------------------------------------------------------------------------
                                                      Convenience payments          105,270                                 105,270
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations   LG&E Power Services LLC       Labor related                  13,123                                  13,123
------------------------------------------------------------------------------------------------------------------------------------
                                                      Convenience payments            3,465                                   3,465
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  REPORTING COMPANY       ASSOCIATE COMPANY           TYPES OF SERVICES         DIRECT COSTS  INDIRECT COSTS   COST OF  TOTAL AMOUNT
  RENDERING SERVICES      RECEIVING SERVICES              RENDERED                 CHARGED       CHARGED         CAPITAL     BILLED
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations   LG&E Power Monroe LLC         Labor related                  36,920                                  36,920
------------------------------------------------------------------------------------------------------------------------------------
                                                      Convenience payments           17,470                                  17,470
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations   LG&E Hopewell L.P.            Miscellaneous services         14,537                                  14,537
------------------------------------------------------------------------------------------------------------------------------------
                                                      Convenience payments            6,200                                   6,200
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations   LG&E Power 16 Incorporated    Miscellaneous services            662                                     662
------------------------------------------------------------------------------------------------------------------------------------
                                                      Convenience payments            1,900                                   1,900
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations   LG&E Power Roanoke            Convenience payments          187,800                                 187,800
                        Incorporated
------------------------------------------------------------------------------------------------------------------------------------
                                                      Miscellaneous services         65,544                                  65,544
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations   LG&E Power 21 Wind            Miscellaneous services         10,323                                  10,323
                        Incorporated
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations   LG&E Power 11 Incorporated    Miscellaneous services         87,368                                  87,368
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations   LG&E Power 12 Incorporated    Miscellaneous services        139,146                                 139,146
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations   LG&E Power 13 Incorporated    Miscellaneous services        109,465                                 109,465
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations   LG&E Southampton              Miscellaneous services         12,177                                  12,177
                        Incorporated
------------------------------------------------------------------------------------------------------------------------------------
                                                      Convenience payments            6,200                                   6,200
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations   LG&E Altavista Incorporated   Miscellaneous services         17,936                                  17,936
------------------------------------------------------------------------------------------------------------------------------------
                                                      Convenience payments            6,200                                   6,200
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations   LG&E Power Gregory IV Inc.    Miscellaneous services            223                                     223
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Operations   LG&E Power Gregory I Inc.     Miscellaneous services         10,907                                  10,907
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Gregory II   LG&E Power Operations Inc.    Miscellaneous services          3,239                                   3,239
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Gregory IV   LG&E Power Inc.               Miscellaneous services         65,950                                  65,950
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Gregory I    LG&E Power Inc.               Miscellaneous services      3,231,550                               3,231,550
------------------------------------------------------------------------------------------------------------------------------------
Llano Gathering         LG&E Power Inc.               Convenience payments            4,160                                   4,160
------------------------------------------------------------------------------------------------------------------------------------
Llano Gathering         LG&E Minor Facilities Inc.    Miscellaneous services        130,659                                 130,659
------------------------------------------------------------------------------------------------------------------------------------
Llano Storage           Llano Gathering Inc.          Miscellaneous services         15,115                                  15,115
------------------------------------------------------------------------------------------------------------------------------------
Power Tex Parent        Llano Gathering Inc.          Miscellaneous services         23,367                                  23,367
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 REPORTING COMPANY       ASSOCIATE COMPANY           TYPES OF SERVICES         DIRECT COSTS  INDIRECT COSTS   COST OF  TOTAL AMOUNT
 RENDERING SERVICES     RECEIVING SERVICES              RENDERED                 CHARGED        CHARGED       CAPITAL     BILLED
------------------------------------------------------------------------------------------------------------------------------------
LG&E Crown              Llano Gathering Inc.          Miscellaneous services            221                                     221
------------------------------------------------------------------------------------------------------------------------------------
LG&E Minor Facilities   LG&E Power Gregory I Inc.     Miscellaneous services            156                                     156
------------------------------------------------------------------------------------------------------------------------------------
LG&E Minor Facilities   Llano Storage Inc.            Miscellaneous services          9,016                                   9,016
------------------------------------------------------------------------------------------------------------------------------------
LG&E Minor Facilities   LG&E Crown, Inc.              Miscellaneous services            521                                     521
------------------------------------------------------------------------------------------------------------------------------------
FSF Minerals            LEC                           Miscellaneous services          7,527                                   7,527
------------------------------------------------------------------------------------------------------------------------------------
KU Solution             Services Company              Miscellaneous services          7,358                                   7,358
------------------------------------------------------------------------------------------------------------------------------------
KU Solutions            LEC                           Miscellaneous services          1,032                                   1,032
------------------------------------------------------------------------------------------------------------------------------------
KU Solution             Kentucky Utilities            Miscellaneous services          7,358                                   7,358
------------------------------------------------------------------------------------------------------------------------------------
LCC LLC                 WKEC                          Miscellaneous services          7,478                                   7,478
------------------------------------------------------------------------------------------------------------------------------------
LCC LLC                 LEC                           Miscellaneous services            642                                     642
------------------------------------------------------------------------------------------------------------------------------------
FCD LLC                 WKEC                          Miscellaneous services         82,699                                  82,699
------------------------------------------------------------------------------------------------------------------------------------
LEM                     LEC                           Miscellaneous services     25,357,093                              25,357,093
------------------------------------------------------------------------------------------------------------------------------------

Part II - Transactions Performed by Associate Companies on behalf of Reporting Companies.

------------------------------------------------------------------------------------------------------------------------------------
  REPORTING COMPANY         ASSOCIATE COMPANY           TYPES OF SERVICES       DIRECT COSTS  INDIRECT COSTS   COST OF  TOTAL AMOUNT
  RENDERING SERVICES        RECEIVING SERVICES              RENDERED              CHARGED        CHARGED       CAPITAL     BILLED
------------------------------------------------------------------------------------------------------------------------------------
LG&E Utility             Home Services               Miscellaneous services          255,516                                 255,516
------------------------------------------------------------------------------------------------------------------------------------
LG&E Utility             Enertech                    Convenience payments                  9                                       9
------------------------------------------------------------------------------------------------------------------------------------
                                                     Miscellaneous services           21,094                                  21,094
------------------------------------------------------------------------------------------------------------------------------------
LG&E Utility             KU Solution                 Miscellaneous services            4,259                                   4,259
------------------------------------------------------------------------------------------------------------------------------------
LG&E Utility             LG&E Power Inc.             Miscellaneous services            5,971                                   5,971
------------------------------------------------------------------------------------------------------------------------------------
LG&E Utility             LEM                         Labor related                     2,485                                   2,485
------------------------------------------------------------------------------------------------------------------------------------
Kentucky Utilities       KU Solutions                Labor related                    58,095                                  58,095
------------------------------------------------------------------------------------------------------------------------------------
                                                     Convenience payments             53,655                                  53,655
------------------------------------------------------------------------------------------------------------------------------------
Kentucky Utilities       Home Services               Convenience payments              1,868                                   1,868
------------------------------------------------------------------------------------------------------------------------------------
Services Company         Enertech                    Miscellaneous services        4,539,117                               4,539,117
------------------------------------------------------------------------------------------------------------------------------------
Services Company         Home Services               Miscellaneous Services        1,288,167                               1,288,167
------------------------------------------------------------------------------------------------------------------------------------
Services Company         KU Solutions                Miscellaneous Services              443                                     443
------------------------------------------------------------------------------------------------------------------------------------
Services Company         LG&E Power Inc.             Miscellaneous Services        7,064,308           8,781               7,073,089
------------------------------------------------------------------------------------------------------------------------------------
Services Company         LEM                         Miscellaneous services        3,017,462         369,162               3,386,624
------------------------------------------------------------------------------------------------------------------------------------
WKEC                     FCD LLC                     Miscellaneous services            3,282                                   3,282
------------------------------------------------------------------------------------------------------------------------------------
WKEC                     LEM                         Miscellaneous services        3,451,134                               3,451,134
------------------------------------------------------------------------------------------------------------------------------------
WKEC                     FSF Minerals Inc.           Miscellaneous services           19,500                                  19,500
------------------------------------------------------------------------------------------------------------------------------------
LEC                      KUCC Paris Corporation      Miscellaneous services          610,657                                 610,657
------------------------------------------------------------------------------------------------------------------------------------
LEC                      KUCC Ferndale Corporation   Miscellaneous services          301,377                                 301,377
------------------------------------------------------------------------------------------------------------------------------------
LEC                      FCD LLC                     Miscellaneous services           10,100                                  10,100
------------------------------------------------------------------------------------------------------------------------------------
LEC                      Enertech                    Miscellaneous services        1,221,721                               1,221,721
------------------------------------------------------------------------------------------------------------------------------------
LEC                      LG&E Power Inc.             Miscellaneous services        2,847,750                               2,847,750
------------------------------------------------------------------------------------------------------------------------------------
LCC                      Enertech                    Miscellaneous services        1,924,575                               1,925,575
------------------------------------------------------------------------------------------------------------------------------------
LCC                      Home Services               Miscellaneous services          619,220                                 619,220
------------------------------------------------------------------------------------------------------------------------------------
LCC                      LG&E Power Inc.             Miscellaneous services              155                    42,062        42,217
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Constructors  LG&E Power Inc.             Miscellaneous services           90,473                                  90,473
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Monroe LLC    LG&E Power Services LLC     Convenience payments                732                                     732
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power 21            LG&E Power Operations Inc.  Miscellaneous services           72,675                                  72,675
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power 31            LG&E Power Operations Inc.  Miscellaneous services            2,149                                   2,149
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  REPORTING COMPANY         ASSOCIATE COMPANY           TYPES OF SERVICES       DIRECT COSTS  INDIRECT COSTS   COST OF  TOTAL AMOUNT
  RENDERING SERVICES        RECEIVING SERVICES               RENDERED              CHARGED        CHARGED      CAPITAL     BILLED
------------------------------------------------------------------------------------------------------------------------------------
KUCC Paris               LG&E Power Operations Inc.  Miscellaneous services          320,000                                 320,000
------------------------------------------------------------------------------------------------------------------------------------
KUCC Ferndale            LG&E Power Operations Inc.  Miscellaneous services          380,973                                 380,973
------------------------------------------------------------------------------------------------------------------------------------
LG&E Power Development   LG&E Power Operations Inc.  Miscellaneous services            3,559                                   3,559
------------------------------------------------------------------------------------------------------------------------------------


Company Names:

LEC                             LG&E Energy Corp.
LCC                             LG&E Capital Corp.
LG&E Utility                    Louisville Gas and Electric Company
Kentucky Utilities              Kentucky Utilities Company
WKEC                            Western Kentucky Energy Corp.
Enertech                        LG&E Enertech Inc.
Home Services                   LG&E Home Services Inc.
KU Solutions                    KUCC Solutions Corporation
LEM                             LG&E Energy Marketing Inc.
Services Company                LG&E Energy Services Inc.

Item 4.- SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of December 31, 2001                          $11,022,986,000  Line 1,

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                 $ 1,653,447,900  Line 2

Greater of $50 million or Line 2                                                   $ 1,653,447,900  Line 3
                                                                                   ---------------
Total current aggregate investment*:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(i) (1)                                  4,002,131
Energy-related business Category - Rule 58(b)(1)(iv)  (2)                                3,839,999
Energy-related business Category - Rule 58(b)(1)(v) (3)                                677,305,365
Energy-related business Category - Rule 58(b)(1)(vii) (4)                               11,588,182
Energy-related business Category - Rule 58(b)(1)(viii) (5)                             308,977,439
Energy-related business Category - Rule 58(b)(1)(ix) (6)                                 5,893,429
                                                                                   ---------------
Total current aggregate investment                                                   1,011,606,545   Line 4
                                                                                   ---------------

Difference between the greater of $50 million or 15% of Capitalization and the total aggregate investment of the Registered holding company system (line 3 less
line 4)                                                                                641,841,355   Line 5
                                                                                   ---------------

* Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1) Rule 58(b)(1)(i) - the rendering of energy management services and demand-side management services.

(2) Rule 58(b)(1)(iv) - the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3) Rule 58(b)(1)(v) - the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4) Rule 58(b)(1)(vii) - the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(5) Rule 58(b)(1)(viii)- the development, ownership or operation of "qualifying facilities," as defined under the

    Public Utility Regulatory Policies Act of 1978, as amended
    ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(6) Rule 58(b)(1)(ix) - the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
Gas-related business Category - Rule 58(b)(2)(i)   (1)
Gas-related business Category - Rule 58(b)(2)(ii)  (2)              21,742,760

                                                                    ----------

Total current aggregate investment                                  21,742,760

                                                                    ----------

(1) Rule 58(b)(2)(i) - activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2) Rule 58(b)(2)(ii) - activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5. - OTHER INVESTMENTS

MAJOR LINE OF ENERGY-           OTHER INVESTMENT IN        OTHER INVESTMENT IN      REASON FOR DIFFERENCE
  RELATED BUSINESS              LAST U-9C-3 REPORT             THIS U-9C-3           IN OTHER INVESTMENT
Pipeline construction                117,670,102               112,278,818          Changes in intercompany
investments (CRC Evans and                                                          advances from 09/30 amount.
affiliates)

International investments             41,850,509                41,923,102          Changes in investment
(Argentine gas distribution                                                         amounts from 09/30 amount.
and Spanish generation)

Consumer credit investments              290,498                   295,730          Changes in intercompany
(LG&E Credit Corp)                                                                  advances from 09/30 amount.

Investment in development of         303,707,971               335,851,971          Change due to increased
combustion turbines  (LG&E                                                          investments in combustion
Capital Corp.)                                                                      turbines.

Investment in special purpose        109,374,945                49,970,890          Change in payables to
entities used for accounts                                                          associated companies from
receivable securitization                                                           09/30 amount.
programs (Louisville Gas &
Electric and Kentucky
Utilities)

Unregulated generation                45,198,907                45,855,655          Changes in intercompany
investments                                                                         advances from 09/30 amount.

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements:

Exhibit A-1    Financial statements for Reporting Companies for the year ended December 31,
               2001. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).)

               FS-1   FCD LLC
               FS-2   LCC LLC
               FS-3   FSF Minerals Inc.
               FS-4   LG&E Power Gregory IV Inc.
               FS-5   LG&E Power Gregory III Inc.
               FS-6   LG&E Power Gregory II Inc.
               FS-7   LG&E Power Gregory I Inc.
               FS-8   Gregory Power Partners L.P.
               FS-9   Gregory Partners, LLC
               FS-10  LG&E Power Operations
               FS-11  LG&E Power Services Inc.
               FS-12  LG&E Power Engineers and Constructors
               FS-13  LG&E Crown Inc.
               FS-14  Powertex Parent Inc.
               FS-15  LG&E Minor Facilities Inc.
               FS-16  Llano Storage Inc.
               FS-17  Llano Gathering Inc.
               FS-18  American Power Inc.
               FS-19  KUCC Ferndale Corporation
               FS-20  KUCC Paris Corporation
               FS-21  KU Solutions Corporation
               FS-22  LG&E Energy Marketing Inc.
               FS-23  LG&E Power Inc
               FS-24  LG&E Natural Canada Inc.
               FS-25  LG&E Natural Industrial Marketing Co.
               FS-26  Hadson Financial Corporation
               FS-27  LG&E Home Services Inc.
               FS-28  LG&E Enertech Inc.
               FS-29  Westmoreland-LG&E Partners - Rova II

B.  Exhibits:

Exhibit B-1    Copies of contracts required to be provided by Item 3

None.

Exhibit B-2    Officer's Certification

                                    SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Date:  March 27, 2002                     Powergen plc

                                          By: /s/ David Jackson
                                              ----------------------------------
                                          Name:  David Jackson
                                          Title: General Counsel and Company
                                                 Secretary

                                   Exhibit B-2

                                   CERTIFICATE

I hereby certify that the Form U-9C-3 for Powergen plc for the previous quarter has been provided to the state commissions listed below:

Kentucky Public Service Commission
211 Sower Boulevard
Frankfurt, KY 40601

Virginia State Corporation Commission
1300 E. Main Street
Richmond, VA 23219

Date:  March 27, 2002                     Powergen plc

                                          By: /s/ David Jackson
                                              ----------------------------------
                                          Name:  David Jackson
                                          Title: General Counsel and Company
                                                 Secretary